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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. 14.9

Under the Securities Exchange Act of 1934

Multilink Technology Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544T109

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Contained on Page 10

CUSIP No. 62544T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MeriTech Capital Partners L.P. (“MCP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,690,000 shares, except that MeriTech Capital Associates, L.L.C. (“MCA”), the general partner of MCP, may be deemed to have sole voting power, and Paul Madera (“Madera”), and Michael Gordon (“Gordon”), the managing members of MCA, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,690,000 shares, except that MCA, the general partner of MCP, may be deemed to have the sole dispositive power, and Madera and Gordon, the managing members of MCA, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,690,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.39%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62544T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MeriTech Capital Affiliates L.P. (“MCAF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
60,000 shares, except that MCA, the general partner of MCAF, may be deemed to have sole voting power, and Madera and Gordon, the managing members of MCA, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
60,000 shares, except that MCA, the general partner of MCAF, may be deemed to have the sole dispositive power, and Madera and Gordon, the managing members of MCA, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.09%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62544T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MeriTech Capital Associates, L.L.C. (“MCA”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 shares are directly owned by MCAF.  MCA, the general partner of MCP and MCAF, may be deemed to have sole voting power, and Madera and Gordon, the managing members of MCA, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 shares are directly owned by MCAF.  MCA, the general partner of MCP and MCAF, may be deemed to have sole dispositive power, and Madera and Gordon, the managing members of MCA, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.47%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62544T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul Madera (“Madera”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 are directly owned by MCAF.  MCA is the general partner of MCP and MCAF, and Madera, a managing member of MCA, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 are directly owned by MCAF.  MCA is the general partner of MCP and MCAF, and Madera, a managing member of MCA, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.47%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 62544T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Gordon (“Gordon”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 are directly owned by MCAF.  MCA is the general partner of MCP and MCAF, and Gordon, a managing member of MCA, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
3,750,000 shares, of which 3,690,000 are directly owned by MCP and 60,000 are directly owned by MCAF.  MCA is the general partner of MCP and MCAF, and Gordon, a managing member of MCA, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.47%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Multilink Technology Corporation

	(b)	Address of Issuer’s Principal Executive Offices 300 Atrium Drive 2nd floor Somerset, NJ 08773

Item 2.
(a)

Name of Person Filing

This statement is filed by MeriTech Capital Partners L.P., a Delaware limited partnership (“MCP”), MeriTech Capital Affiliates L.P., a Delaware limited partnership (“MCAF”), MeriTech Capital Associates L.L.C., a Delaware limited liability company (“MCA”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MCA is the general partner of MCP and MCAF, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF.  Madera and Gordon are managing members of MCA and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the reporting persons is: MeriTech Capital Partners 285 Hamilton Avenue, Suite 200 Palo Alto, CA 94301

	(c)	Citizenship MCP and MCAF, are Delaware limited partnerships. MCA is a Delaware limited liability company. Madera and Gordon are United States Citizens.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 62544T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b) Percent of class: See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of MCP and MCAF and the limited liability company agreement of MCA, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

MERITECH CAPITAL PARTNERS L.P., a Delaware Limited Partnership
By: MeriTech Capital Associates L.L.C., a Delaware Limited Liability Company
Its: General Partner

MERITECH CAPITAL AFFILIATES L.P., a Delaware Limited Partnership
By: MeriTech Capital Associates L.L.C., a Delaware Limited Liability Company
Its: General Partner

MERITECH CAPITAL ASSOCIATES L.L.C., a Delaware Limited Liability Company
By: MeriTech Management Associates L.L.C., a Delaware Limited Liability Company
Its: Managing Member

By:	/s/ Paul Madera
Paul Madera
Member

PAUL MADERA

By:	/s/ Paul Madera
Paul Madera

MICHAEL GORDON

By:	/s/ Michael Gordon
Michael Gordon

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	11

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Multilink Technology Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 14, 2002

MERITECH CAPITAL PARTNERS L.P., a Delaware Limited Partnership
By:	MeriTech Capital Associates L.L.C., a Delaware Limited Liability Company

Its:	General Partner

By:	/s/ Paul Madera
Paul Madera
Member

MERITECH CAPITAL AFFILIATES L.P., a Delaware Limited Partnership
By:	MeriTech Capital Associates L.L.C., a Delaware Limited Liability Company

Its:	General Partner

By:	/s/ Paul Madera
Paul Madera
Member

MERITECH CAPITAL ASSOCIATES L.L.C., a Delaware Limited Liability Company

By:	MeriTech Management Associates L.L.C., a Delaware Limited Liability Company

Its:	Managing Member

By:	/s/ Paul Madera
Paul Madera
Member

PAUL MADERA

By:	/s/ Paul Madera
Paul Madera

MICHAEL GORDON

By:	/s/ Michael Gordon
Michael Gordon